Exhibit 99.1

Joint Filer Information

Name:	Elan Science One Limited
Address:	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Designated Filer:	Elan Corporation, plc
Issuer & Ticker Symbol:	Prothena Corporation plc (PRTA)
Date of Earliest Transaction Required to be Reported:	12/20/12
Signature:	/s/ William F. Daniel Name: William F. Daniel Title: Company Secretary